FILED BY EXPRESS SCRIPTS HOLDING COMPANY

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANIES: EXPRESS SCRIPTS HOLDING COMPANY AND CIGNA CORPORATION

COMMISSION FILE NO. 001-35490

The following e-mail was distributed to all employees of Express Scripts Holding Company on March 8, 2018.

From: Tim Wentworth

Date: Thursday, Mar 08, 2018, 5:14 AM

Subject: A Transformative Day in Healthcare

Dear colleagues,

Today, Cigna announced it would acquire Express Scripts in a deal valued at approximately $70 billion. If completed, it will increase our ability to make healthcare smarter and simpler in ways that benefit everyone we serve.

My counterpart at Cigna, David Cordani, shares our passion for patient care, for our colleagues, and for the potential of our business. We believe this transaction will fundamentally change how healthcare is delivered, how patients are cared for, and how we help physicians do their best work.

Our combined technology and innovation will enable doctors to spend more time caring for patients and less time filling out paperwork. Our solutions will allow patients to access care anywhere. And we will do more to help employers and health plans maintain robust benefits.

We will combine the best in medical trend management with the best in pharmacy trend management. This combination will give payers, patients, and physicians more visibility into their healthcare journey to drive better decisions and healthier outcomes. We are positioned to transform healthcare by adding our leadership in pharmacy and medical benefit management through eviCore, our technology-powered clinical solutions, and our specialized care model to Cigna’s track record of delivering value through innovation.

There is no question about the value of pharmacy benefit management — it remains the single best place in healthcare to improve patient outcomes. What I believe, what our Board believes, and what our colleagues at Cigna believe, is that this combination is best positioned to win for the long term, as our marketplace evolves into more of a focus on comprehensive patient benefit management.

As you think about our future, I want you to know a few truths:

This combination of Cigna and Express Scripts is not the same as our other mergers. Over our history, we have focused our efforts on combining PBMs together — basically two companies that do the same work. Cigna is a health insurer. We are a PBM. While in any combination there is overlap in some functional areas, we have far more areas where our work is fundamentally different than what Cigna does. It’s different and important to the future of our combined company and to healthcare in America.

We will continue to operate a world-class PBM, based here in St. Louis. Also, post-closing, the combined company will make an investment of $200 million in its charitable foundation, to support the communities in which it operates, and with the continued focus on improving societal health.

I am personally committed to communicating directly to you as we advance this deal over the next several months. I have asked every leader at our company to make themselves available to answer your questions. We may not have all the answers today, and it will take time before we can know everything, but you can count on us to be open and honest with you.

Our legacy is not just based on where we came from to join Express Scripts, but what we have built together. We have a proud history of bringing together talented people, innovative solutions and brilliant ideas to deliver the care patients need. We take on the toughest challenges, because we are bold enough to try and cure our fragmented healthcare system to benefit patients. That doesn’t change.

Thanks for all you do every day and for being “all in” for patients, clients and each other.

Tim

Note: This email may contain confidential information and is intended only for internal use. External distribution of this email is strictly prohibited. If you have received this message in error, please immediately notify the sender by reply message, and then delete this electronic message and any attachments.

FORWARD LOOKING STATEMENTS

Cautionary Notes on Forward Looking Statements

Information included or incorporated by reference in this communication, and information which may be contained in other filings with the Securities and Exchange Commission (the “SEC”) and press releases or other public statements, contains or may contain forward-looking statements. These forward-looking statements include, among other things, statements of plans, objectives, expectations (financial or otherwise) or intentions.

Forward-looking statements, as they relate to Express Scripts Holding Company (“Express Scripts”) or Cigna Corporation (“Cigna”), the management of either such company or the transaction, involve risks and uncertainties. Actual results may differ significantly from those projected or suggested in any forward-looking statements. Express Scripts and Cigna do not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. Any number of factors could cause actual results to differ materially from those contemplated by any forward-looking statements, including, but not limited to, the risks associated with the following:

•	the inability of Express Scripts and Cigna to obtain stockholder or regulatory approvals required for the merger or the requirement to accept conditions that could reduce the anticipated benefits of the merger as a condition to obtaining regulatory approvals;

•	a longer than anticipated time necessary to consummate the proposed merger;

•	problems regarding the successful integration of the businesses of Express Scripts and Cigna;

•	unexpected costs regarding the proposed merger;

•	diversion of management’s attention from ongoing business operations and opportunities;

•	potential litigation associated with the proposed merger;

•	the ability to retain key personnel;

•	the availability of financing;

•	effects on the businesses as a result of uncertainty surrounding the proposed merger; and

•	the industry may be subject to future risks that are described in SEC reports filed by Express Scripts and Cigna.

You should carefully consider these and other relevant factors, including those risk factors in this communication and other risks and uncertainties that affect the businesses of Express Scripts and Cigna described in their respective filings with the SEC, when reviewing any forward-looking statement. These factors are noted for investors as permitted under the Private Securities Litigation Reform Act of 1995. Investors should understand it is impossible to predict or identify all such factors or risks. As such, you should not consider either foregoing lists, or the risks identified in SEC filings, to be a complete discussion of all potential risks or uncertainties.

IMPORTANT INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. In connection with the proposed transaction, “[Holdco] (“Holdco”)” intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Cigna Corporation and Express Scripts Holding Company that also constitutes a prospectus of Holdco. Cigna Corporation and Express Scripts Holding Company also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Holdco, Cigna Corporation and Express Scripts Holding Company with the SEC at the SEC’s website at www.sec.gov. Copies of documents filed with the SEC by Cigna Corporation will be available free of charge on Cigna Corporation’s website at www.cigna.com or by contacting Cigna Corporation’s Investor Relations Department at (215) 761-4198. Copies of documents filed with the SEC by Express Scripts Holding Company will be available free of charge on Express Scripts Holding Company’s website at www.express-scripts.com or by contacting Express Scripts Holding Company’s Investor Relations Department at (314) 810-3115.

PARTICIPANTS IN THE SOLICITATION

Cigna Corporation and Express Scripts Holding Company and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Investors may obtain information regarding the names, affiliations and interests of directors and executive officers of Cigna Corporation (and, in some instances, Holdco) in Cigna Corporation’s Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 28, 2018, and its preliminary proxy statement for its 2018 Annual Meeting, which was filed with the SEC on March 2, 2018. Investors may obtain information regarding the names, affiliations and interests of Express Scripts Holding Company’s directors and executive officers in Express Scripts Holding Company’s Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 27, 2018, and its proxy statement for its 2017 Annual Meeting, which was filed with the SEC on March 17, 2017. You may obtain free copies of these documents at the SEC’s website at www.sec.gov, at Cigna Corporation’s website at www.cigna.com or by contacting Cigna Corporation’s Investor Relations Department at (215) 761-4198. Copies of documents filed with the SEC by Express Scripts Holding Company will be available free of charge on Express Scripts Holding Company’s website at www.express-scripts.com or by contacting Express Scripts Holding Company’s Investor Relations Department at (314) 810-3115. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction if and when they become available. Investors should read the joint proxy statement/prospectus carefully and in its entirety when it becomes available before making any voting or investment decisions.

NO OFFER OR SOLICITATION

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.